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                                                            EXHIBIT A



                              WASATCH INCOME FUND
                     AMENDMENT DATED AS OF__________, 1996
                        TO ADVISORY AND SERVICE CONTRACT



         WHEREAS, Wasatch Funds, Inc., a Utah corporation (the "Company"), and Wasatch Advisors, Inc., a Utah corporation (the "Adviser"), previously entered into that Advisory and Service Contract dated December 4, 1986 (the "Advisory Contract"), on behalf of Wasatch Income Fund (the "Fund");

         WHEREAS, the Company and the Adviser contemplate that the Adviser will retain a sub-adviser to assist the Adviser in furnishing an investment program to the Fund and wish to make provision therefor.

         NOW, THEREFORE, the Company and the Adviser agree as follows:

         The Adviser is hereby authorized, at its option and expense, to retain a sub-adviser or sub-advisers to assist the Adviser in furnishing investment advice to the Fund; provided that the Adviser shall be responsible for monitoring compliance by such sub-adviser(s) with the investment policies and restrictions of the Company and the Fund and with such other limitations or directions as the Board of Directors of the Company may from time to time prescribe. Any such retention of a sub-adviser shall be subject to approval by the Board of Directors of the Company and, to the extent required by law, the shareholders of the Fund. Any appointment of a sub-adviser pursuant hereto shall in no way limit or diminish the Adviser's obligations and responsibilities under the Advisory Agreement.

         IN WITNESS WHEREOF, the Company and the Adviser have caused this Amendment to the Advisory Contract to be executed by their duly authorized officers as of the day and year first above written.

WASATCH FUNDS, INC.                            WASATCH ADVISORS, INC.

By __________________________                  By __________________________

Its _________________________                  Its _________________________